Camino & Company
Business Plan + Pitch



Karly Elbrecht, Owner
Est. May 2022

Executive Summary

Introduction

Camino & Company is a Mobile Flower Shop brought to you by local flower farmers and providers, small business partners and the founder's grandpa's 1984 El Camino. Karly Elbrecht owner and manager of Camino & Company graduated with a degree in management and communications from Indiana University, and has been in the corporate world for eight years. For the bulk of her career, Karly has worked in Sales Enablement in the technology space and start-up world, where managing relationships with stakeholders, executives and vendors was imperative to her success as a Sales Enablement Manager. With Karly's expertise and training in sales and marketing, her creative and innovative backbone and her true passion for small business, family business and community – there couldn't be a better time for Karly to open a brick and mortar flower shop to accompany her mobile flower shop. This storefront flower shop lies in the heart of the community she has already built so many relationships throughout her childhood in, and her footprint has only grown amongst her community into adulthood. Camino & Company has been heavily backed by the community since the mobile business hit the road.

Future of the Company

We are expanding into a brick & mortar location in the heart of Downtown Noblesville, Indiana. Here we plan to continue offering our mobile pop-up services, while adding a variety of new offerings and products - and ultimately providing a modern, unique experience for the customer, while giving them the classic flower shop feel at the same time.

Market Research

Industry

Florist revenue has swelled at a CAGR of 2.8% through the end of 2023 to reach $9.0 billion, and profit will edge upward to 5.4% of revenue in 2023.

Detailed Description of Customers

Camino & Company plans to set up its storefront shop + mobile flower shop in very strategic locations with plenty of people traffic. Customers are anyone who is a flower enthusiast or keen on purchasing flowers for many different occasions. Camino & Company is known for the unique experience it brings to its customers, and customer experience will always be top of mind and extremely important.

Primary Target Customer(s):
- Women: age 15 - 70

Company Advantages

Camino & Company has the following advantages compared to competitors:
- A strong following and customer base has already been attained throughout the mobile start to the business
- Mobile + Storefront differentiation
- A strong brand and story behind the business
- High-quality, interactive website + technology
- Face-to-face interaction with customers at mobile events and soon in store, as well

Marketing & Sales

Product/Service

Camino & Company will provide the following services:
- Bouquet Bars
- Floral Subscriptions
- Workshops (Wreath-making; bouquet-making)
- Shower Packages
- Wedding Packages
- Special Occasion Florals (Birthdays, etc)
- Celebration of Life Florals
- Photography Studio Rental

Future Plans

- Destination Wedding Packages

Growth Strategy

Camino & Company will communicate with the customer & build relationships within the community by:

- Using targeted social advertisements.
- Providing an email newsletter with company news, product information, and event schedule.
- Partnering and collaborating with other local businesses and influencers.
- Utilizing social media such as Instagram, Facebook, LinkedIn, TikTok and Pinterest.
- Providing contact information on the company website and adding labels on toys that include company name, contact info, and web address.

How to Sell

For the flower shop to attain its sales goals, the following strategies have been identified to help market the business.

- Organize a grand party for the entire community to introduce the flower shop to existing and new customers.
- Embrace SMS text messaging as a way to retain clients and build long-term customer relationships and loyalty
- Place signage at strategic points within the customer target areas (in person and online) to create awareness and market the flower shop.
- Deploy loyalty plan to build and maintain strong customer relationships
- Advertise the flower shop on social media platforms, local media channels, magazines and television
- Use social media channels (Instagram, Facebook and TikTok) to market the flower shop